City of Buenos Aires, April 6th , 2026 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. A3 Mercados S.A. Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in order to comply with article 8, Section II, Chapter III, Title II, and Article 3, item 3), Section II, Chapter I, Title XII of the CNV Rules (2013 revised version). In this regard, we inform that on the date hereof LOMA NEGRA C.I.A.S.A. (the “Company”) received notice of the resignations submitted by Mr. Paulo Sergio de Oliveira Diniz from his position as Director and Chairman of the Board, and by Ms. Laura Gé and Messrs. Humberto Junqueira de Farías, Javier Enrique Patrón, Sergio Daniel Alonso and César Javier Graña from their positions as Directors of the Company. As a result of the aforementioned resignations, vacancies were created on the Board of Directors that prevent its normal operation in accordance with the Company’s bylaws. In light thereof, given the absence of alternate directors and considering the need to ensure the continuity and regularity of the Company’s management until the next Ordinary General Shareholders’ Meeting, as well as the immediacy of certain non-deferrable decisions to be adopted by the Board of Directors, the Supervisory Committee, in exercise of the powers set forth in the final paragraph of Section 258 of the Argentine General Corporation Law No. 19,550 and Article Ten of the Company’s bylaws, acknowledged the resignations submitted and appointed Messrs. Marcos Marcelo Mindlin, Darío Gustavo Epstein, Juan Pablo Trujillo, Diego Dayenoff, Fernado Tisné and Gregorio Charnas to hold the positions of full Directors of the Company, and Messrs. Andres Mindlin, Sean Mulroy and Christopher Theuerkauf to hold the position of alternate Directors of the Company, to fill the existing vacancies for the remainder of the current term. Furthermore, it is hereby informed that Messrs. Marcos Marcelo Mindlin, Fernando Tisné, Andres Mindlin, Sean Mulroy and Christopher Theuerkauf qualify as “non-independent”, while Messrs. Dario Gustavo Epstein, Juan Pablo Trujillo, Diego Dayenoff and Gregorio Charnas qualify as “independent”, all in accordance with the provisions of Section 109 of the Argentine Capital Markets Law No. 26,831, the CNV Rules (2013 revised version), the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). Additionally, it is hereby informed that at its meeting held on April 6th, 2026, the Board of Directors resolved to approve the distribution of Board position, which has been constituted as follows:

Position	Name	Status
President	Marcos Marcelo Mindlin	Non Independent
Vice-president	Sergio Damian Faifman	Non Independent
Full Member	Dario Gustavo Epstein	Independent
Full Member	Juan Pablo Trujillo	Independent
Full Member	Diego Dayenoff	Independent
Full Member	Fernando Tisné	Non Independent
Full Member	Gregorio Charnas	Independent
Alternate Member	Andres Mindlin	Non Independent
Alternate Member	Sean Mulroy	Non Independent
Alternate Member	Christopher Theuerkauf	Non Independent

Moreover, we inform that at its meeting held on April 6th , 2026, the Board of Directors resolved to approve the new composition of the Audit Committee, which is as follows:

Position	Name	Status
Chairperson	Dario Gustavo Epstein	Independent
Vice-Chairperson	Juan Pablo Trujillo	Independent
Member	Gregorio Charnas	Independent

Finally, in accordance with the applicable SEC regulations, it is hereby informed that Mr. Dario Gustavo Epstein qualifies as an **Audit Committee Financial Expert**.

Sincerely,

Marcos Isabelino Gradin
Investor Relations Officer